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                          March 18, 2022

       L. Anabel Fernandez
       Interim Chief Financial Officer
       Dream Finders Homes, Inc.
       14701 Philips Highway, Suite 300
       Jacksonville, Florida 32256

                                                        Re: Dream Finders
Homes, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 16,
2002
                                                            File No. 333-263603

       Dear Ms. Fernandez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Melanie
Singh at 202-551-4074 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              John J. Wolfel, Jr.,
Esq.